UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BARCLAYS PLC

(Name of Issuer)

25p Ordinary Shares

(Title of Class of Securities)

06738E204

(CUSIP Number)

September 1, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS PCP Gulf Invest 3 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bailiwick of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 758,437,618
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 758,437,618
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,437,618
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 10 pages

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS KAQ Holdings Limited(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Territory of the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 758,437,618
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 758,437,618
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,437,618
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 10 pages

CUSIP No. 06738E204

1		NAMES OF REPORTING PERSONS Khadem Al Qubaisi(3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 758,437,618
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 758,437,618
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,437,618
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%(1)
12		TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 10 pages

(1)           Based on 11,028,477,348 Ordinary Shares as reported in a Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) by Barclays PLC and Barclays Bank PLC on August 6, 2009 and an additional 758,437,618 Ordinary Shares issuable upon the exercise of certain Warrants held by PCP Gulf Invest 3 Limited (“PCP 3”) as disclosed in Barclays PLC’s Annual Report on Form 20-F filed with the SEC on March 24, 2009, for an aggregate of 11,786,914,966 Ordinary Shares currently issued and outstanding.

(2)           Pursuant to an Option Deed dated June 1, 2009, as amended and restated, between International Petroleum Investment Company (“IPIC”) and KAQ Holdings Limited (“Holdings”), Holdings had the option to acquire from IPIC the entire issued share capital of PCP 3, which option was exercised on September 1, 2009.  PCP 3 is the direct beneficial owner of the 758,437,618 Ordinary Shares reported herein.

(3)           Khadem Al Qubaisi owns all of the issued and outstanding share capital of Holdings.  Pursuant to the rules and regulations of the SEC, Khadem Al Qubaisi may be deemed to be the beneficial owner of the Ordinary Shares of which Holdings has beneficial ownership.

Page 5 of 10 pages

Item 1.

(a)  Name of Issuer

Barclays PLC

(b)  Address of Issuer’s Principal Executive Offices

1 Churchill Place
London E14 5HP
England

Item 2.

(a)  Name of Person Filing

(1)	PCP Gulf Invest 3 Limited

(2)	KAQ Holdings Limited

(3)	Khadem Al Qubaisi

(b)  Address of Principal Business Office or, if none, Residence

(1)	P.O. Box 1075
Elizabeth House
9 Castle Street
St. Helier JE4 2QP
Jersey

(2)	No. 6, 3rd Floor, Qwomar Trading Building
P.O. Box 875
Road Town, Tortola
British Virgin Islands

(3)	Al Muhairy Center Office Tower
Sheikh Zayed the 1st Street
P.O. Box 7528
Abu Dhabi
United Arab Emirates

(c)  Citizenship

(1)	Bailiwick of Jersey

(2)	Territory of the British Virgin Islands

(3)	United Arab Emirates

Page 6 of 10 pages

(d)  Title of Class of Securities

25p Ordinary Shares

(e)  CUSIP Number

06738E204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐  A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)  ☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)  ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 758,437,618.

(b)  Percent of class:      6.4%.

(c)  Number of shares as to which the person has:

Page 7 of 10 pages

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 758,437,618.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 758,437,618.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Ordinary Shares beneficially owned by the reporting persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2009

PCP GULF INVEST 3 LIMITED

/s/ Fryderyk J. Holc		/s/ Khadem Al Qubaisi
Name:	Fryderyk J. Holc	KHADEM AL QUBAISI
Title:	Director

KAQ HOLDINGS LIMITED

/s/ Khadem Al Qubaisi
Name:	Khadem Al Qubaisi
Title:	Sole Director

Page 9 of 10 pages

EXHIBIT INDEX

Exhibit 99.1 – Joint Filing Agreement

Page 10 of 10 pages